February 18, 2025

Marc Vandiepenbeeck
Chief Financial Officer
Johnson Controls International plc
One Albert Quay
Cork, Ireland T12 X8N6
T12 X8N6

        Re: Johnson Controls International plc
            Form 10-K for the Fiscal Year Ended September 30, 2024 Form 8-K furnished on November 6, 2024
            File No. 001-13836
Dear Marc Vandiepenbeeck:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Analysis, page 38

1. As previously requested in comment 2 of our letter dated January 25, 2024, please revise to remove the non-GAAP measure total segment EBITA from your periodic filings. Please refer to your response letter dated February 16, 2024 where you indicated that you would not present this measure in future filings. Liquidity and Capital Resources
Working Capital, page 40

2. In your response letter dated February 16, 2024, you stated you would revise future filings to only include a calculation of working capital as defined in the FASB
       Codification Master Glossary, however, we note your disclosure of working capital is not consistent with the cited definition and is therefore a non-GAAP measure. Please
 February 18, 2025
Page 2

       tell us how your presentation complies with Item 10(e)(1)(ii)(A) of Regulation S-K which prohibits excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures or revise your disclose accordingly.
Form 8-K furnished on November 6, 2024
Cash Flow, Free Cash Flow and Free Cash Flow Conversion, page 17

3. You present the measures free cash flow and adjusted free cash flow conversion without presenting the most directly comparable GAAP measure of operating cash flow conversion with equal or greater prominence. Please revise. Refer to Item
       10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP
C&DIs.
Statements of Income , page 23

4. We note your presentation of Combined results here and on page 24 which combine the results of continuing and discontinued operations. We also note your references to revenue throughout the filing, including the tables on page 14 and 15 are that of combined revenue and not of GAAP revenue. As the R&LC HVAC business is classified as a discontinued operation and therefore the historical financial results are
       reflected as a discontinued operation in all periods presented, the combined results presented in your Form 8-K have the effect of changing the principles required to be applied in accordance with GAAP and would be considered individually tailored. Please revise in future filings to remove these presentations.
Refer to
       Question 100.04 of the Non-GAAP C&DIs.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Megan Masterson at 202-551-3407 or Christine Dietz at 202-551-3408
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   John Donofrio